Filed by Lawson Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lawson Holdings, Inc.

Commission File No.: 333-129862

The attached are (i) a transcript of a presentation made at Lawson/IBM Press Conference on April 10, 2006 and (ii) the powerpoint slides used during the presentation:

FINAL TRANSCRIPT

Apr. 10. 2006 / 10:00AM ET, LWSN - Lawson & IBM News Conference

CORPORATE PARTICIPANTS

 Dean Hager

 Lawson Software, Inc. - EVP and Chief Product Officer

 Laura Voglino

 IBM - Director, Channels and SMB WebSphere

 Sandy Carter

 IBM - VP

 PRESENTATION

Unidentified Company Representative

 Good morning. Welcome to the joint Lawson/IBM press conference in which we are announcing the new — our first Landmark application, Strategic Sourcing. Today we will have three different speakers. The first will be Dean Hager, the Chief Product Officer for Lawson. Next will be Laura Voglino, the Director of Channels and SMB for WebSphere at IBM. Also on the phone, because she has broken her ankle, is Sandy Carter, the Vice President of IBM, who was announced in this press conference earlier, but obviously can’t be with us today. But she will join us by phone for the Q&A section. Also we have one of our clients here, [Sonya Bergen], who is the accounting manager at Buncombe County and one of our early adopters for this application. And she is here to talk about those experiences.

This press conference is being recorded and will be available on Lawson.com in about an hour, so — the question-and-answer part as well as the presentation itself. So with that, I’d like to introduce Dean Hager.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Thank you very much. Before we started, Kathy came up to me and said — hey, Harry introduced you this morning as the Chief Product Manager. Should I say Chief Product Officer? And I said, really the only important word in that title is chief. In fact, I wish I could shorten the whole title to just — to chop off the words, and I think it would look great on a business card, to just be called the chief.

Anyway, this one chart tells the entire presentation that I have to give, even though I’ve got some other charts I’ll get to. The reason it tells the story is the last time I was at a press analyst event to talk about Services Oriented Architecture was about a year ago. And somebody from the audience raised their hand and said, hey, if SOA is the greatest thing since sliced bread, why is it that surveys of companies out there indicate that so few companies are actually actively spending on it right now? And I raised my hand to give that an answer, and my answer was that the mass midmarket isn’t going to spend a lot of money on the topic of SOA. Enterprise companies might. They’ve got gobs and gobs of money to spend on re-architecting their IT environment to an SOA infrastructure. But the mass market, the mid-size organizations aren’t, until software vendors produce applications leveraging a Surfaces Oriented Architecture. And that’s what we’re all about. It’s just like client server. The world didn’t adopt client server until the applications came out, architecture for client server; that’s the way SOA is going to happen. So, this slide tells Lawson’s whole story, because it’s not the SOA launch, it’s because it’s a launch of a specific solution. That’s what we do. We build applications.

So with that, I want to just step through a little bit about this. This is the disclaimer chart, which says maybe nothing in this entire presentation has to be true. So it’s maybes and if-you’re-luckies and those types of things. So, let’s move on to a little bit about SOA.

I’m going to get on a soapbox for a moment. By the way, don’t read me the wrong way. SOA — good. Okay? So, let’s just establish that up front. But I have to just talk about this a little bit, of this movement in this direction. There is one reason why the phrase Services Oriented Architecture, or SOA, is just absolutely taking off right now. And that is because people desire adaptability in their enterprise application environment. So, adaptability is the very one reason, or agility — you might hear about being nimble; that’s what people want. And enterprise applications are not known for adaptability. Steve Mills, actually, a year ago in a press conference I was in, described it as you get the business process in place and then you pour wet cement over it. It freezes in place. Please don’t touch it. People don’t like that. They want agility. So, that’s why everybody is so interested in this topic.

There’s a problem. What is it — SOA defined basically means takes all of your software and break it up into discrete objects; then have those objects interoperate, be replaceable, if you will, through industry standards. That’s great. That’s how you get the agility. Take this object out, put this object in. The problem is, when you break up your software into hundreds and thousands of discrete objects, you not only have all the complexity of the lines of code, you now have all of the complexity of all those objects that you need to manage.

SOA, in its approach today by the kind of mass software world, increases complexity, not decreases complexity. This has been validated by many companies, by many analysts. The more objects you get, the more complexity that you get. Lawson’s approach is we put a higher premium on simplicity than anything else. So, we’re looking at this SOA world going, okay — how do we get what’s good out of it, but not wreck what we are all about, and that is providing solutions that are packaged and simple for our clients?

So, the approach that we take is, first of all, put a higher premium on simplicity than anything else. Then focus on the business need that the mass market has, and that is the business solutions. So, those two things rise to the top. And then we said, alright, let’s create a tool by which we will design applications that, yes, will be unique, discrete objects that interoperate via standards. This one tool will take you from design of the solution all the way through implementation of the packaged solution that is designed to work together. And then that way we can actually deliver solutions to the Buncombe Counties of the world that can be implemented. Our view is that Buncombe County would rather have us build the solution for them than to provide them piece parts that they need to piece together.

So, this chart kind of tells you a little bit about our approach. I don’t want to get too techie here, so let me just point to one picture. The top picture is supposed to represent as you’re designing software, what do you do. You create objects and you string them together. And you need these objects to be reusable in different solutions. Let me give you an example of that.

We were building two solutions at Lawson. One was a recruiting solution and one was a sourcing solution of goods, which you’re going to hear about in just a little bit. Well, as we were writing the recruiting solution, one of the things we wanted was a method to survey the [recruitees]. Is that what you call them? Recruitees? Candidates? The people who want a job. So, you survey them. Well, as we are over there working on our strategic sourcing applications, guess what? You would like to survey the vendors that you’re working with, too. Great. Just [pull it] into the design, and you piece it together into a solution. And that way — the way the world approaches SOA is you bring in these reusable objects and then you say, done. Everything is going to interoperate together, and this thing is an entire solution.

The problem is, remember that that survey object was originally designed to work with another solution. So, do you get all, all, all of its value when you take it out and put it into new solutions, the sourcing solutions, which is why our approach to SOA is to put these objects together at design time. And then the tool generates all the code. It generates an entirely new system that truly is designed to work together, and what we’re able to do to the clients is deliver them with a package designed to work together where everything is behaving in the same way, which is one of the dangers of just kind of piecing together things, say, at runtime. So, it’s a unique approach. And by the way, those objects at runtime, you still interoperate with them via [WSPL] standards. But what we deliver is a packaged, simple solution.

So, you have a couple of more speakers who are coming up here, and what I want to mention about — the first speaker is going to be from IBM, and the second speaker is a client. So, how do you know whether we are really doing our job from an SOA standpoint? Like I said, we’re about solutions. IBM is about the technology. So, we are leveraging the standards that they are leveraging, IBM and us; we’re in sync with one another, and we’re following the SOA approach. The client — remember what the clients wanted, why you go to SOA, is about agility. So, the question to ask the client is, if the solution that is delivered by Lawson doesn’t meet your business needs, if you have an additional requirement for them, are they able to adapt? Because if we have that adaptability, that would be evident that we truly are operating in that kind of SOA kind of mindset.

So with that, let me just finish by describing the solution, Strategic Sourcing, what we deliver, and then I will hand it on off to Laura, I believe, from IBM.

So, Strategic Sourcing — why was that our first app? First of all, government, especially regional government, is a very interesting space for Lawson. You may know a little bit about Lawson’s history, where back in ‘96 we decided to target the healthcare industry. And the way we targeted the healthcare industry was we built what we felt to be a killer app for the healthcare industry, materials management, and we rounded it out with an entire integrated ERP solution designed for healthcare. And we won in a big way within healthcare.

Regional government right now is a very, very interesting space, and we knew that we could just take our solution as is and go in and try and recreate what we created in healthcare. But, if we built what we think to be a killer solution for regional government, then we could. We could potentially recreate what we did in healthcare. And there’s just a lot of buying going on in that space right now.

So, in regional government, sourcing — in other words, the automation of the RFP process — is everything. From the time of what is the demand for what I need to buy as a government entity, to creating that open bid, that open event, buying event, to then making that buying event fairly available to multiple suppliers. The City of Greensboro has the potential of 18,000 different suppliers that may participate in this sourcing activity. Buncombe — is it 14,000 or something? 14,000 potential suppliers. And how does each — that’s 14,000 different entities that could say you’re not treating me fair. So, not only do you want to automate the RFP process, you want to be able to defend the results, defend the rewards or the award confidently. And as such, you make it available on your Internet site for any supplier to come in and respond to that event, and then have a real simple ability on the back end again to evaluate all the responses and award to the vendors. And now you’ve got the electronic trail, you automated a process, you competently defended the results, and you were able to analyze the data that allowed you to make the wisest decisions in awarding that business. Automation, defensibility, data-based actions — that’s the value of sourcing. And again, your questions, if you have any, for Sonya when she is here will be about how adaptable really was this solution during its implementation. Because that’s what SOA is all about. Did we keep it simple in the process?

So with that, again, I thank you for being here, and I guess I’m going to bring Laura from IBM up.

 Laura Voglino  - IBM - Director, Channels and SMB WebSphere

 Thank you. Good morning. As you can see, we are going to be talking about SOA. You have heard a lot about SOA in this conference, and you will continue to hear about SOA, because the market is actually demanding it. We call it adaptability, because the need of SOA is driven by the business needs. That adaptability, that flexibility that the market requires today is what SOA is all about. It’s that ability to really link information, process and people according to the needs of your business. SOA is not IT. IT is the means by which we deliver those results. But at the end of day, SOA is driven by the business.

And you mentioned that the SMB market looks for results, looks for the applications, too. But you would be surprised how the midmarket is talking about SOA, because they want those results. They want that flexibility that they require in today’s systems. Today you have to outsource (indiscernible) processes. Today you have to change your processes that before were changed in years; today you change in months. In months you have to respond to a new process. And you cannot rely on an application or a process (indiscernible). You need to have that ability to take those pieces and deliver that new business process that your market, your business needs in order to provide revenue for you.

And when we talk about SOA, we learned quite a bit actually, after thousands of engagements actually. What we look is a lifecycle of SOA. You have to think in terms of a constant process that is (indiscernible) with the modeling of your business process. Not with your IT, but with your business processes. What do you need? How are you going to model that? How you are going to [simulate]. When you change that business process, how is that going to impact your business. Models to simulations (indiscernible) these needs of your business. After that, you go to an assembled process. And you have to — look what I said; assemble. I didn’t say build, because this is the key here. How do you take the pieces that you already have and use those pieces to deliver those processes (indiscernible)? Are you going to create new ones? Of course. It’s going to be a combination. But you are going to use what you have. You will take those business services, and you are going to assemble them to deliver the process that you need.

Once you do that, and that assembly could be done by an [ISP] (indiscernible) for you, or you can do it (inaudible) depending on the needs of your business. When you assemble that, you actually have to (indiscernible). When you deploy that (indiscernible) you take the value of those business processes to the people. That’s where you link to the information that you need to link. You do all of that, and then you have to manage. Because at the end of the day, you have to manage the results for your business. You need to understand the impact. You really need to understand how those processes are affecting your business. And the circle starts again.

When you do that, you talk about the issue, how SOA has the potential to increase the level of complexity. It’s one way of looking at it. In my head it actually simplifies it, because [it uses] the same processes, the same service for different [needs]. You have to do (indiscernible) [change this year]. But the potential of complexity is there; then you have to manage. You have to govern that use. You have to govern what are the services you are going to use, how you are going to use it, how that matches the strategy of your business. Then this government aspect is not just an IT issue; it helps you link that IT to your business. How are you going to govern the acquisition of those services, the use of those services? Having the right governance process is key in this story.

(indiscernible). There we go. Sorry, guys. Can you put me through — how do we back here? There we go. Okay.

How do you get this started? Because I talk about SOA — I say (indiscernible) do I do the whole thing? Do I start with my whole enterprise? Only a few customers look at it that way. Actually, what we said to our customers is get one process, get one application, get one (indiscernible) of your company and work on that [first].

And what we have seen is that there are five entry points. Three of them are driven by the business and two of them are driven by IT. The SOA modification at companies could come from both sides. Actually, if we look at our engagements, around 60% are being driven by the line of business. That’s an unusual statement if we are talking about Service Oriented Architecture, right? But when you look at the business entry point, people start thinking I need to get the information; I need to have a view of the information of my company. I have information all over the place, or duplication. The information is still being validated. The information in one area that can be useful for another area cannot be used as we have it today. And some companies have started a process by looking in how they deliver information as a service.

You also could have the issue of saying, you know, I need to modify my business processes. There is a new opportunity. I need to access that opportunity, and for that I have to modify my infrastructure. And I can do it today. When I talk with my IT guys, they’re telling me (indiscernible) take a [few] months, a few years to do the change of those processes. And that is not acceptable; in three years, you know, your stock goes down. You’re out of business. You lost that opportunity. Then they look at SOA as a way to actually get that process up and running.

The third view is people. How do I make my people more productive? Where today (indiscernible) was talking about the information that you need. So, this is too much information that comes to you; your decision-making capabilities (indiscernible) diminish. You need to know what you need to know. No more than that. You need to know what you need to know. How do I get that to the people? How do I do that (indiscernible) that allows you to get the information that you need to the people that need it? And that is what SOA is all about. It’s providing the ability to take those services, those business services, and deliver to the people that need (indiscernible) in order to manage the business; not to manage the IT (indiscernible), to manage the business.

The other two actually are more techie. They come from the technology piece that says, you know, I have a connectivity issue, I have a lot of legacy in my shop, I have a new acquisition, and I need to bring those things together. How do I do that in such a way that I prepare myself for what’s coming, that I preserve that flexibility that I know I’m going to need?

And the last one is the issue of (indiscernible). (indiscernible) is key. (indiscernible) millions of dollars that you invested, or whatever it is that you put in? Forget about that. Let’s (indiscernible) over again. Let’s just start from (indiscernible) let’s start from scratch, and let’s get it started. Nobody does that. Everybody says how do I take advantage of the investments that I have already made, and transform that in such a way that I can continue to provide value to my business? And SOA is an answer to that, taking part of the (indiscernible), taking — [decomposing] those negatives into business services that you can reuse by another means.

IBM and Lawson. We have a long, long history together, actually. It has been more than 25 years that IBM and Lawson have been in a partnership. And you can — here, if you were in the main tent, you heard a lot of the messages that actually show how strategically we are together. You heard a lot about the story. You heard a lot about innovation. The way we present that is innovation that matters, innovation that helps your business to move forward.

When we look at the journey, because it’s a journey that we have done together, IBM and Lawson — and Landmark has a great [crew] of that journey (indiscernible) SOA. They’re very proud of that. (indiscernible). I wanted to [tell you] on this slide that I talk with you about the different ways in which SOA is being represented; what are the entry points? I talk to you about information, I talk about people, I talk about processes. And if you find that was what you heard from Lawson, you (indiscernible) those pieces. Right? You’d start into that idea of collaboration. How do you make your people more productive? How do you survey your candidates? How do you survey your suppliers? That idea of getting people the information that they need at the moment that they need it, and to have a unique view of the company that Lawson is trying to deliver for you. And we talk about simplicity. We do believe that this is a great way. I was hearing and actually very impressed about the line of code that this new approach (indiscernible) for business. It’s less problems, less trouble. And SOA delivers into that promise. And that is my point, and I will be here for questions later on. (indiscernible). Sonya, I think. Sonya?

Unidentified Company Representative

 Thank you. I have one slide. I will let them find it for you. In June of 2005, we were asked by Lawson if we would like to be a partner in designing and planning a new product. And after we talked about it, we decided we were. And it’s Strategic Sourcing. And for government, most every acquisition of goods that we have begins with a requisition, which Lawson already did, but goes into a bidding process, which at that time Lawson did not have for us. We were running all of Lawson’s suites.

So, this was our opportunity to be in the ground level, to make some of the decisions with them, to talk to them about what are business processes were. We worked through all the business processes in some meetings, and in September we took delivery of the first data build of Strategic Sourcing. And we began to work with it. And SOA, which is a nice word for [you all]; it means for us that things got a little bit easier; things got a little bit faster.

We would tell our developers that we were working with, this doesn’t work. Within two days to a week, it worked, because they had already turned around the code, turned around the build, loaded it on our test box, and we began the process again. We have been through four data cycles, and tentatively right now we plan to go live and deploy Strategic Sourcing in July.

And some of the great advantages that Strategic Sourcing is going to give us, and we are very excited about it, is our suppliers can now go on to our Website, find every bid, every [event] that we have available, turn in their bids through our Website into the Strategic Sourcing process; all of the stuff can be gathered in one place, one system; we don’t have to maintain one system for the Lawson stuff, the requisitions, the [POs] on another system that we were having to maintain to do the bids; it’s now all one system. So, we’re very excited about that. Our suppliers can go in and register. They can go in and change any of the addresses or any of the stuff about their business they need to change. So, we currently will always be current on what they need to tell us about themselves. They can go in and see every bid, every opportunity that we have. They can respond to it if it’s something that falls within their realm of things that they would bid on for the county. And all of this information will then come back into one central place where all of our buyers can view it, can compare apples to apples, instead of having to take 10 different pieces of paper and trying to load them on a system to compare. All the comparisons will be within Lawson, so that we are constantly comparing apples to apples, to do our due diligence and do what the government requires us to do.

They have immediate access. They will be able to stop the paper documents. In our county and our town we are growing very well; there is no parking. So, the biggest thing for our suppliers is they don’t have to come down to our offices. They don’t have to try to park. They don’t have to walk away from their desk. Everything they do for us will be from their desk in their office. This has provided us from requisition to payment within one system. We are excited about that.

It’s given us the security with all the times that we can set for bids to open and bids to close; it this protects our buyers. There’s no accidental opening of an envelope that is supposed to be a sealed bid and not opened until a certain time. Lawson won’t let us open those bids until the exact time. And then they are all open. So, it’s fair for the vendor, it’s fair for the supplier, and it’s protection for the buyers. So, we’re very excited about that. And we will be able to take a requisition to a bid, to a purchase order to a contract, find all those numbers and all that stuff within one system, to be sure that we have been compliant. And our auditors are pleased with that. So, we’re very excited about Strategic Sourcing, and it’s going to bring a new visibility to our citizens and to our suppliers without having to ever leave their desks for Buncombe County.

Unidentified Company Representative

 That was the presentation part of today, and now we’re opening it to questions. All three of the speakers are here. And I believe there’s someone on the phone, but I’m not sure how that technically works.

 Sandy Carter  - IBM - VP

 Yes, I’m here. This is Sandy Carter.

Unidentified Company Representative

 She’s here. Thank you, Sandy.

 QUESTION AND ANSWER

Unidentified Audience Member

 (Inaudible question - microphone inaccessible)

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 I’ll repeat the question. [Vai] has asked us how much further enhancement do we feel we have to make to the Strategic Sourcing product in order to apply to other industries. Let me first of all say that I had absolutely no idea we were solving the severe parking problem that was in Buncombe County. That is a whole other value to the solution that we haven’t been adequately marketing.

What we did at the very beginning of the process in building Strategic Sourcing is we had some lead adopters help us with the requirements. We felt that government had the most strict requirements in this area, and so the lead adopters were heavily weighted in that area. We also checkpoint the requirements against the healthcare industry, which is obviously a strategic industry for Lawson. We really zeroed in on those two and felt, as a result of zeroing in on those two industries, we would satisfy the needs of the mass market.

In general, for the mass market, we believe it does fit the needs across the industry. The primary benefit for the mass market, other industries, is going to be the automation and in the paper trails and those types of things. The real significant, intensified need of defensibility of those decisions is something that’s more crucial in government than elsewhere. But still, it is something that does fit multiple markets today at launch.

Unidentified Audience Member

 (Inaudible question - microphone inaccessible)

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Great question. So, we have been saying that business analysts actually use the Landmark tool to produce the applications. What is meant by that? We’re really using an internal Lawson title there. We have something we call a business analyst. Let me describe the background of what a business analyst is.

Usually a business analyst is actually hired right out of the functional area that they’re building solutions for. So, our business analysts for our financial solutions used to be accountants. Our business analysts for our human resources solutions used to work in HR. So, they’re not people who have been — they weren’t computer science grads, or IT or any of that. They’re typically business people out of those lines. They then join development. And historically what they have done is they have been to business analysts to help refine the requirements of the specifications for what something needs to do. Then they hand it off to a programmer. What we did is created a design environment where rather than writing those business specifications in a Word document, they just capture it into the design environment, and then the code is generated from that.

So, is their training that’s needed to be used to use the design environment? Yes. But it’s a training that is actually — you’re capable of working with business analysts to provide that training, where we certainly would never attempt to teach them how to program. So, it’s a design language and a design environment that is actually understandable to a business domain expert. And Strategic Sourcing was indeed built with two business analysts, just writing to those specifications in that design environment. And the code was automatically all generated.

Unidentified Audience Member

 (Inaudible question - microphone inaccessible)

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 One, obviously; as I already mentioned, the Sourcing project will help parking and healthcare as well. But then in addition, follow-on applications, what we’re really taking initially with building these new solutions, because we’re able to produce them so rapidly, is sort of a surround strategy, if you will, back to Laura’s point of leveraging what you have. With the announcement of 9, one of the things you’ll hear about tomorrow in my general session address is that 9 is the path to this environment of the future. Well, why is that? Because what we did with Lawson 9 is allowed for, in leveraging IBM technologies, the coexistence between everything that we’ve had historically and everything that we will now build within Landmark. So therefore, we were able to build our first Landmark application, Strategic Sourcing; have it completely coexist with everything in 9; start with requisitions that we already had, and then ultimately when you award the business while that supplier becomes a vendor.

Similarly, contract management, which we’re using right now. Some healthcare folks that we’re chatting with, there may be solutions that would come in the future in that area, human capital management solutions like further enhancements on the performance management, or things like in the area of compensation. These are all the types of solutions that we’ve looked at historically of new modules that we might add on. But from a specific roadmap prospective, we’re pretty shy on disclosing what that exactly is going to be. What I’m trying to shape for you is the intent is to build off of where we are already strong. And where we’re strong is procurement, where we’re strong is financial, and where we’re strong is human capital management. So, what you’ll see is surround those core solutions with many, many Landmark applications that will coexist and add value [to our pipeline].

Unidentified Audience Member

 I’m going to get over my head technically really quick here, but I’ll try to ask the question in a way that I’m able to understand the answer. As I understand it, one of the promises of SOA is to expose pieces of the application to the external world as well. So, my question is, given that it’s being built in Landmark, which is somewhat of a proprietary language, will the objects that are created from these applications be exposed and accessible to other application providers, including perhaps even the client’s own staff?

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 That was a fine job. Basically, the question is — first of all, there was the statement of Landmark being a proprietary environment. I want to just distinguish the difference between a design environment and a programming environment. It’s not a programming environment, it’s an environment in which you design solutions. And the solutions then that are actually developed or essentially generated do adhere to the WSDL standards from an interoperability perspective, and that’s what you’re talking about. You’re talking about objects that adhere to industry standards for interoperability, and so therefore can be published to other systems. And yes, that’s exactly what Landmark does.

Unidentified Audience Member

 (indiscernible) about the — to what extent will Lawson be working with IBM, especially when it comes to some of the extended capabilities, like in supply collaboration or B2B content management. Things of that nature.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Obviously, we’ve been partnered with IBM for a number of years. In this last year we’ve just flat out gotten serious. We’ve made some decisions around IBM that we have not made with other providers of technology out there. For instance, we have decided to adopt WebSphere as our standard for application serving, Web-serving, (indiscernible) containers — those types of things. And essentially what we’re going to do is we’re going to follow WebSphere in its direction from a technology interoperability perspective.

As we explore things through WebSphere that we can leverage further, we will make those decisions. They all haven’t been made yet. So, our first step is to essentially adapt to WebSphere, make everything WSDL standard, while be talking about a little bit tomorrow about the WebSphere portal and leveraging the WebSphere portal to create composite applications of applications and services that already exist. But in terms of the extent of everything that we’ll leverage from IBM, yet to be determined. I also do want to state that one of the reasons that we’ve made the decision to adopt to the WebSphere standard is it really isn’t a WebSphere standard. It’s an industry standard. We actually don’t hard-coat anything to WebSphere, we adhere to J2EE standards, DSL 168 standards. And that is how we then — we essentially then certify to the WebSphere platform.

 Sandy Carter  - IBM - VP

 Do you mind if I add something?

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Sure.

 Sandy Carter  - IBM - VP

 I guess what I would say is that, as you know, we have a long working history together. And I think the statement was made that Lawson will follow, WebSphere will follow IBM. I think I would put it more in terms of a partnership. We really respect Lawson’s view of this particular market and their view on SOA. In fact, they are one of our first IBM SOA specialty partners, which to me really drives home the point that we as IBM and WebSphere listen to our partners and listen to what they do in the marketplace. And so as we go forward, our hope is that through our partner program, which is over 1200 partners strong, that our partners will also help shape our direction, especially around open standards and where we go, to make it easier, quicker and faster for our customers to enter their SOA journey.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 That was well stated, Sandy. Thank you very much. A misstatement on my part; we’re not following anybody but our clients.

 Sandy Carter  - IBM - VP

 Yes. And you guys are helping us (indiscernible). I just wanted to make sure I emphasized the partnership is really strong.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 By the way, I want to reiterate on that. Some people conclude that the partnership that we have with IBM was based on the fact that Oracle was gobbling everybody up, and kind of IBM and Lawson sort of had to do this. Nothing could be further from the truth. We went through — and as a matter of fact, a gentleman who is leaning up against the wall back there, Jean-Marc DeBaud, our Vice President of Technology — we went through a many months effort. In my book, too long. I thought we were bordering on getting too much information, and therefore not making a (indiscernible) kind of a decision. We went through a many months effort to identify what we felt to be the best technology on the marketplace to leverage. And it was at the end — and they were given the specific instructions, don’t pretend for a moment that there will be any marketplace advantages, or there will be any great co-selling opportunities. Just don’t even think about that at all. Look at it from a purely technology perspective. And that is actually what drove the IBM decision.

Unidentified Audience Member

 To prepare the support and help desk people for the transition, to avoid (technical difficulty) you’ve created a more complex situation, because there are more different things that the help desk people have to know.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Do you mean like just between IBM and Lawson Software? Or do you mean overall, as you get the systems that are more adaptable, all of a sudden —

Unidentified Audience Member

 I mean for customers calling getting help. Systems, training, expertise, triage.

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 Let me just address what we did with IBM. This was probably the biggest piece of the IBM Lawson partnership that we needed to work through the specifics of it. And that was historically, when — the way Lawson had been operating prior to Lawson 9, was we supported many, many permutations of a technology stack. And we still do. We’re still a multi-database vendor, multi-operating systems — multi, multi, multi. But we did zero in on WebServer from an application server perspective, and also — or WebSphere from an application server perspective, and server container and WebServer.

Historically, we have allowed people to use Iplanet, Apache, Tomcat, all of those types of things. So, when those clients called into the Lawson help desk, and it was sort of fuzzy — is this an Apache problem, or is it a Lawson application server problem? Kind of the response that they got for our help desk was good luck with all that; when you’ve identified it as a Lawson problem, we’ll take that. That is not what our clients want from us. What they want from us is to solve the problem, regardless of where it is in the technology stack as it pertains to the Lawson solution.

The partnership with IBM, a big part of it was what we distribute we will support. So therefore, since we distribute WebSphere as the Web server, we now take those client problems at the Lawson front line desk. And if we can’t debug it ourselves, we’ve got the whole army of IBM behind us to help us with that. We didn’t have that with Iplanet, we didn’t have that with Apache, or really anything else that our clients could use. So, first of all, we just created simplicity for our clients, not complexity; and two is, when it comes to our own training to be able to take those initial calls, very exhaustive training efforts that we have jointly entered into with IBM to make sure that our personnel are equipped to take those calls. Better support is actually one of the messages of Lawson 9, which you’ll hear all five tomorrow during general session.

Unidentified Audience Member

 Just some clarification for me, and hopefully for the other folks. So, my understanding is that all the future applications, including [resourcing] and (indiscernible) performance management under HCM, are going to be written in this Lawson pattern language. Am I right?

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 The question is will all of our applications going forward be written in this Lawson pattern language? It’s not quite that — there’s going to be two methods of releasing applications as we go forward. One will be what I will just label as a composite application. And what that will be is leveraging interoperability, WSDL, and also leveraging things like the WebSphere portal, to take pieces of services out of our current application and building a specific business process solution, and releasing that to clients.

Another way of releasing applications will be to define a new solution and design a new solution from the get go and bring it out to clients. Those solutions will all be done in landmark. Composite applications will be ways that will make business processes easier for our clients leveraging what we already have. But those are going be the two types of solutions that come out to our clients in the future. And again, tomorrow morning you’ll see demonstrations of both types.

Unidentified Audience Member

 Are the existing applications — they are not going to be rewritten in LPL; they will be exposed as Web services?

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 They will be exposed as Web services. Correct. And as needed, we factored in Landmark — again, if needed. So, for instance, if we were to decide that we wanted to provide a substantially more — substantially more amount of functionality in a specific module, just like any vendor would do — anytime they are looking at a substantial more amount of functionality, you always ask yourself should we rewrite this, or should we just try and piece this additional functionality on. Since Landmark has such a very highly productive environment, if we’re looking to add a lot of functionality to a specific program, we would probably (indiscernible) Landmark at that time. But that’s normal operating procedure as you’re going (indiscernible) clients. And because we have the coexistence, we are able to do that.

Unidentified Audience Member

 A question on healthcare. How will this effect the many partners that you currently collaborate with with their platform?

 Dean Hager  - Lawson Software, Inc. - EVP and Chief Product Officer

 First of all, again, Lawson remains cross-platform. Every single hardware platform that we have partnered with historically, we continue to partner with. Every single operating system platform and all database platforms we continue to partner with. So, this is really zeroing in on the application server from a partnership perspective. And yes, we will really do great performance testing and those types of things on the entire IBM stack, DB2 and IBM hardware and those types of things. But we’ll remain a multi-hardware, multi-operating system, multi-database vendor.

And actually, WebSphere allows us to do that. They’re just as committed to being cross-platform as we are. As a matter of fact, I — an eternity ago I was at IBM, and I was actually in the systems group at IBM at the time. And doggone it, it used to frustrate me that the software group supported non-IBM systems, because I wanted them to only support IBM systems at the time. Well, they’ve stayed true to being cross-platform, and that was one of the reasons for the selection. So, we will still be cross-platform.

By the way, it isn’t like we decided to go multi-platform on the application server all of a sudden to just WebSphere. Historically we have always had a proprietary application server. So, we just decided to go from proprietary to adopting the WebSphere.

And by the way, on that note, there was a fair amount of questions of — oh, but will clients adopt it? We released — I mean, our press release for Lawson 9, which is the first release that actually ships WebSphere and requires WebSphere with our product, went out in March. We made it early availability prior to March to some clients. In the first three months of it really being out there, it has been — even though there’s a price for it, it has been the most rapidly adopted technology release in Lawson’s 30-plus-year history. So, it hasn’t been going slowly off the shelves. Literally, it is almost occurring at a faster rate than — it is occurring at a faster rate than we expected. So, early success has been terrific.

Unidentified Company Representative

 With that, I thank everyone for participating, and we will have a short break here.

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06

IBM's View of SOA: Business Centric.

Built on SOA Lifecycle

People
Information
Process
Model
Manage
Best Practices

MERCER Management Consulting

Lawson Conference and User Exchange _Orlando 2006

Link to searchable text of slide shown above

cue_06

SOA Entry Points Help Customers Get Started

Both Business Centric and IT Focused

3
People
2
Process
1
Information
Reuse
Best Practices
Connectivity
4
5

LAWSON

Lawson Conference and User Exchange _Orlando 2006

Link to searchable text of slide shown above

cue_06

IBM & Lawson: Trusted Partner for SOA Solutions

- IBM is the leader of SOA

AMR — # 1 in SOA

WinterGreen Research, Inc. — # 1 in Share

YANKEE GROUP — # 1 in Capabilities

*

Lawson Conference and User Exchange _Orlando 2006

LAWSON

Link to searchable text of slide shown above

cue_06

Lawson Landmark Delivers SOA Entry Points

Lawson Strategic Sourcing

3
People
2
Process
1
Information
Reuse
Connectivity
4
5

Lawson Conference and User Exchange _Orlando 2006

LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

Cue_06

Lawson Conference and User Exchange _Orlando 2006

Introducing Strategic Sourcing

First Landmark Application Designed for SOA

[LOGO]

This information is confidential and proprietary to Lawson© and cannot be reproduced without permission.

Copyright © 2006 Lawson Software, Inc., All rights reserved.

Roadmap Disclaimer

This presentation contains ‘roadmap’ information. This document is not a promise by Lawson or any other company to develop, deliver or market any specific, product, functionality or service. Lawson makes no representations or warranties about the contents of this document, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose. Further, Lawson reserves the right to change its future products or services offerings and to change this document, at any time, without obligation to notify anyone of those changes.

Dean Hager, Chief Product Officer
Lawson Software

•                  The promise of SOA:
Increased Adaptability

•                  The problem of current SOA approaches:
Overwhelming Complexity

•                  Lawson’s approach:
Simplicity by Design

Lawson’s Unique SOA Approach

•                  Adaptability with simplicity

•                  Focused on business needs

•                  One tool from specification to implementation

•                  Applications 100% developed by business analysts

Lawson’s SOA application methodology

Specify the application in Lawson Design Studio
[GRAPHIC]
Simple instruction set a Business Analyst can work with

Generate all components, web services, user interface and the business process that execute in an SOA ecosystem and collaborating with external systems	[GRAPHIC]

Landmark: Lawson’s Next-Generation Business Application Platform

•                  Greater simplicity

•                  Greater functionality

•                  Evolutionary approach

What is Strategic Sourcing

•                  First Landmark-developed application

•                  Electronic sourcing application

•                  Cut sourcing cycles in half (Aberdeen)*

•                  Reduces costs associated with sourcing

Identify Demand/Need	Create Bid Request/RFx	Send to Suppliers	Analyze Responses	Award

* Best Practices in E-sourcing, Tim A. Minahan,2004 Aberdeen Group, Inc.,

IBM’s View of SOA:  Business Centric.
Built on SOA Lifecycle

• Enable human and process interaction with consistent levels of service

• Deliver trusted information in business context to enable innovation	[GRAPHIC]
• Achieve greater efficiency and effectiveness with business model innovation

A recent study of over 500 customers showed SOA starting points of people, process, information or a combination of all three

[LOGO]

SOA Entry Points Help Customers Get Started
Both Business Centric and IT Focused

[GRAPHIC]

IBM & Lawson: Trusted Partner for SOA Solutions

•              IBM is the leader of SOA

[LOGO]	[LOGO]	[LOGO]
# 1 in SOA	# 1 in Share	# 1 in Capabilities

•              Lawson is a strategic IBM Business Partner

•                  25+ years of teaming

•                  SOA Specialty Partner

•              Lawson 9 built on IBM Open Standard Middleware

•                  Shared SOA Vision

•                  Open infrastructure deliver flexibility

Lawson Landmark Delivers SOA Entry Points
Lawson Strategic Sourcing

•More collaborative relationships with suppliers

•Adaptive flexible business processes enable change
[GRAPHIC]
•Reduces time and costs with sourcing events with shared information

•Simple and adaptive capability with reusable services and open standard connectivity

Sonia Burgin, Project Manager
Buncombe County, NC

Buncombe County’s Strategic Sourcing Beta Experience

LAWSON

Harry Debes

CUE_0
6

PRESIDENT & CHIEF EXECUTIVE OFFICER

Lawson Conference and User Exchange _April 9-12, 2006

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

ERP
Illusion
Software
ERP
ILLUSION
FREE!
MAINT'NANCE
NOT INCLUDED!!!
555-5CR-AZEE

LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Turning Promises into Reality

LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Financial Strength

Strategy

Core
Values

Execution

Innovation

LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Share Performance

Dec 2001
June 2005
+20%
0%
-20%
-40%
-60%
-80%
NASDAQ
GSO
LWSN

Execution LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Revenue

Trailing Four Quarter Total Revenue
($ Millions)
$350
$325
$300
$335
$340
$346
$351
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Execution
LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Profitability

Trailing Four Quarter GAAP Operating Income
($ Millions)
30
20
10
0
$4
$7
$22
$30
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Execution
LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Share Price – Past 12 Months

3/31/06
April 2006
June 2005
8
7
6
5

Execution
LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Turning **Promises** into **Reality**

Our financial strength protects the investments you've made.

Execution LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Financial Strength
Strategy
Core Values
Execution
Innovation

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

LAWSON

Richard Lawson

cue_06

CHAIRMAN & FOUNDER

Lawson Conference and User Exchange _April 9-12, 2006

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

LAWSON
cue _06
Landmark
Lawson Conference and User Exchange _April 9-12, 2006

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Financial Strength

Strategy

Core
Values

Execution

Innovation

LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Lawson Support

Innovation LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Lawson Total Care

	Bronze	Silver
Base		
Enhanced		
Application Management		
Software on Demand		

Innovation LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Lawson Total Care

Innovation LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Lawson Total Care

Innovation LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

What We Do (Today)

Business Intelligence
Healthcare
Retail
Government
Education
Other Service Sector
Supply Chain/Procurement
ERP Solutions
Lawson System Foundation
Common EPM
Vertical-specific applications
Common core applications
Common technology

Strategy

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

New Lawson

LAWSON	NEW LAWSON	INTENTIA
Enterprise Applications for Service-Oriented Industries	Rich Capability	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries
Primarily North America	Enterprise Scope	Primarily Europe and Asia-Pacific
	Applications for the Global Market	

Strategy
LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

New Lawson

~$750 million revenue

Strategy LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

New Lawson

95% from US

45% US, 45% EMEA, 10% AP

Strategy LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

New Lawson

1,400 employees

3,600

Strategy LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

New Lawson

Support: 12 hours, 5 days a week

Moving to 24/7, worldwide

Strategy
LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

New Lawson

4,000 customers

15,000 sites

40+ countries

Strategy LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

New Lawson

Software in 5 20 languages

Strategy
LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

LAWSON

LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Manufacturing

Enterprise
Performance Management
Customer Sales and Service
Enterprise Asset Management
Supply Chain Management
Manufacturing Operations
Finance
Business Process Management
System
Foundation

intentia
the intelligent choice

Service Providers

Enterprise
Performance Management
Services Management
Industry-Specific Operations
Supply Chain Management
Human Capital Management
Enterprise Financial Management
Business Process Management
System
Foundation

LAWSON

Strategy LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Manufacturing **Service Providers**

LAWSON

Strategy LAWSON

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Corporate Organization

Sales & Services
Bertrand Sciard, COO

Finance & ITS
Bob Barbieri, CFO
– Cole Orndorff, CIO

Product

Product Management
Dean Hager

Development
Guenther Tolkmit

Support/QA
Henning Schulze-Lauen

Corporate Support

Marketing
Travis White

Legal
Bruce McPheeters

HR
Kristin Trecker

Strategy LAWSON

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Field Organization

Bertrand Sciard, COO

Sales	Services
	Jim Anderson
▪ Americas Joanne Byrd	▪ Americas Rob Jorgenson
▪ EMEA Franck Cohen	▪ EMEA Stephen Thornton
▪ Asia-Pacific David Hope	▪ Asia-Pacific Linus Parker

Strategy
LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06
Lawson Conference and User Exchange_Orlando 2006

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

Link to searchable text of slide shown above

Link to searchable text of slide shown above

cue_06 Lawson Conference and User Exchange_Orlando 2006

Turning Promises into Reality

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

Link to searchable text of slide shown above

LAWSON

Malcolm Gladwell

cue_06

Lawson Conference and User Exchange _April 9-12, 2006

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[LOGO]

Harry Debes
PRESIDENT & CHIEF EXECUTIVE OFFICER

Lawson Conference and User Exchange _April 9-12, 2006

cue_06

cue _06	Lawson Conference and User Exchange _Orlando 2006

[GRAPHIC]

[LOGO]

Turning
Promises	[GRAPHIC]
into Reality

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Share Performance

[CHART]

Execution

Focus on Execution

•                  Improve product quality

•                  Improve sales execution

•                  Manage expenses

•                  Expand global sourcing

•                  Upgrade infrastructure

•                  Establish performance culture

Revenue

Trailing Four Quarter Total Revenue

($ Millions)

[CHART]

Profitability

Trailing Four Quarter GAAP Operating Income

($ Millions)

[CHART]

Share Price — Past 12 Months

[CHART]

Turning
Promises	[GRAPHIC]
into Reality

Our financial strength protects

the investments you’ve made.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Lawson 9

•                  Technology

•                  Open, standards-based

•                  Superior scalability

•                  Comprehensive security

•                  Low total cost of ownership

•                  Path to SOA

•                  Technology

•                  Open, standards-based

•                  Superior scalability

•                  Comprehensive security

•                  Low total cost of ownership

•                  Path to SOA

•                  Applications

•                  Human Capital Management

•                  Supply Chain Management

•                  Enterprise Financial Management

•                  Enterprise Performance Management

Richard Lawson
CHAIRMAN & FOUNDER

Lawson Conference and User Exchange _April 9-12, 2006

Last Year

Lawson Announces Breakthrough Business Application Platform Expected To Boost Software Quality And Adaptability

Landmark Applications Will Position Lawson Applications and Customers for Service-Oriented Architechute

Landmark

•                  Innovation in construction

•                  Lawson Pattern Language

•                  Radical improvement

•                  Simplicity

•                  Adaptability

•                  Quality

•                  Fewer lines of code

•                  Business analyst can build

Signature Features

•                  Drill Around

•                  Update Anywhere

•                  Co-existence

•                  Pervasive Audit Log

•                  Effective Dating

This Year

LAWSON INTRODUCES FIRST LANDMARK-DEVELOPED APPLICATION DESIGNED FOR SOA

Laswson Strategic Sourcing Helps Customers Improve Supplier Relationships; Reduces Time and Costs Associated with Sourcing Events

Strategic Sourcing

•                  First Landmark-built application

•                  Uses Lawson Pattern Language

•                  100% SOA

Strategic Sourcing

Delivers on:

•                  Simplicity

•                  Adaptability

•                  Quality

Delivers on Simplicity

200,000+

Traditional

15X reduction
in lines of
code

13,100
Landmark

Delivers on Adaptability

•                  Lead adopters — June 2005

•                  More than 40 enhancements

•                  Delivered 4 builds in 5 months

•                  Beta 1: October 2005

•                  Beta 2: December 2005

•                  Beta 3: January 2006

•                  Beta 4: February 2006

•                  GA: April 2006

Delivers on Quality

•                  Faster stabilization rate

•                  Fewer lines of code, fewer defects

•                  Compiler-like quality

Landmark

[GRAPHIC]

•                  Delivers on Simplicity

•                  15X reduction in code

•                  Delivers on Adaptability

•                  Business analyst working with customer and blueprint

•                  Delivers on Quality

•                  Faster stabilization rate

Landmark

Lawson Conference and User Exchange _April 9-12, 2006

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

[GRAPHIC]

Lawson Manifesto

•                  Increased interaction with user groups

•                  Increased communication

•                  Continued measurement of satisfaction

•                  Guaranteed response

Innovation

cue_06

Lawson Conference and User Exchange _April 9-12, 2006

Lawson Professional Services—What’s New

•                  Managed Services

•                  Session Gen 043

•                  Remote Migration to Release 9

•                  Stop by Migration Lab to learn more

Innovation

Lawson Support

Lawson Total Care

Bronze
Base	☒
Enhanced	☐
Application Management	☐
Software on Demand	☐

	Bronze	Silver
Base	☒	☒
Enhanced	☐	☒
Application Management	☐	☐
Software on Demand	☐	☐

	Bronze	Silver	Gold
Base	☒	☒	☒
Enhanced	☐	☒	☒
Application Management	☐	☐	☒
Software on Demand	☐	☐	☐

	Bronze	Silver	Gold	Platinum
Base	☒	☒	☒	☒
Enhanced	☐	☒	☒	☒
Application Management	☐	☐	☒	☒
Software on Demand	☐	☐	☐	☒

Turning	[GRAPHIC]
Promises
into Reality

Delivering to you a steady stream of quality, innovative products, services and support.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

What We Do (Today)

Business Intelligence

Common EPM

Healthcare	Retail	Government	Education	Other Service Sector	Vertical-specific applications

Supply Chain/Procurement					Common core applications

ERP Solutions

Lawson System Foundation					Common technology

Strategy

Issues with Current Status

•      Limited product / vertical portfolio

•      Limited geographic reach

•      Limited ability for real growth

New Lawson

LAWSON	NEW LAWSON	INTENTIA

Enterprise Applications for Service- Oriented Industries	Rich Capability Enterprise Scope	Enterprise Applications for Manufacturing, Distribution and Maintenance
	Applications for	Industries
Primarily North America	the Global Market	Primarily Europe
and Asia-Pacific

~$350	million revenue

~$750

95% from US

45% US, 45% EMEA, 10% AP

1,400	employees

3,600

Support: 12 hours, 5 days a week

Moving to 24/7 worldwide

2,000	customers
4,000
5,000	sites
10,000
10+	countries
40+

Software in	5	languages

20

[LOGO]

Manufacturing	Service Providers

Enterprise Performance Management	Enterprise Performance Management

Customer Sales and Service	Services Management

Enterprise Asset Management	Industry-Specific Operations

Supply Chain Management	Supply Chain Management

Manufacturing Operations	Human Capital Management

Finance	Enterprise Financial Management

Business Process Management	Business Process Management

System Foundation	System Foundation

[LOGO]	[LOGO]

Enterprise Performance Management

M3 Make, Move, Maintain	Customer Sales and Service	Services Management	S3 Staff, Source, Serve

	Enterprise Asset Management	Industry-Specific Operations

	Supply Chain Management	Supply Chain Management

	Manufacturing Operations	Human Capital Management

	Finance	Enterprise Financial Management

Business Process Management

System Foundation

[LOGO]

Corporate Organization

Sales & Services	Finance & ITS
Bertrand Sciard, COO	Bob Barbieri, CFO – Cole Orndorff, CIO

Product

Product Management	Development	Support/QA
Dean Hager	Guenther Tolkmit	Henning Schulze-Lauen

Corporate Support

Marketing	Legal	HR
Travis White	Bruce McPheeters	Kristin Trecker

Field Organization

Bertrand Sciard, COO

Sales	Services
Jim Anderson

• Americas	• Americas
Joanne Byrd	Rob Jorgenson

• EMEA	• EMEA
Franck Cohen	Stephen Thornton

• Asia-Pacific	• Asia-Pacific
David Hope	Linus Parker

Turning	[GRAPHIC]
Promises
into Reality

A bigger, stronger, global Lawson.

More products & greater expertise across multiple industries.

And continuity – no change or impact to your installation, future upgrade plans or the people supporting you.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Lawson Core Values

We turn promises into reality

•      A dedication to every customer’s success

•      Integrity and honesty in all of our relationships

•      Personal accountability for results

Core Values

Turning	[GRAPHIC]
Promises
into Reality

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Malcolm Gladwell

Lawson Conference and User Exchange _April 9-12, 2006

cue_06